

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

May 26, 2009

Ian. R. McNeil
Searchlight Minerals Corp.
2441 West Horizon Ridge Pkwy., Suite 120
Henderson, Nevada 89052

Re: Searchlight Minerals Corp.
Amendment No. 7 to Registration Statement on Form S-1
Filed May 7, 2009
File No. 333-132929
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 0-30995

Dear Mr. McNeil:

    We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

    Unless otherwise noted, all references to prior comments refer to our letter dated March 5, 2009.

Form S-1 Amendment

Fee Table

1.   Please tell us why you added additional shares to this transaction, why you believe the addition was appropriate at this time, and why you did not calculate an additional fee for the additional shares.

Our rights under the Searchlight Claims, page 8

2.   We reissue prior comment 2 in part. Please clarify:

- whether "the eight locators" were the prior owners who conveyed the claims to you;

- why you do not know whether there was a discovery made before those locators conveyed the claim;

- why your belief that you have made a discovery on the property is relevant to the issue of the claims being "imploded" if, as it appears from your disclosure, the prior owners had to make the discovery to prevent the implosion;

- why the discoveries on your claims have not "imploded" the claims to 20 acres; and,

- whether you have adequate discovery under Bureau of Land Management standards to maintain each claim, including the 142 "double-staking" claims.

3.   It is unclear how you responded to the final sentence of the prior comment 2, which we reissue.

Selling Stockholders, page 21

4.   Please tell us the reasons for the differences in Mr. Oring's current beneficial ownership as disclosed here and on page 106.

Plan of Distribution, page 27

5.   Refer to footnotes 34 and 35 on page 26. Please tell us why Stuart G. Potter is not addressed in the last paragraph of this section.

Searchlight Gold Project, page 33

6.   Please provide us a copy of the April 16, 2009 comments from the Bureau of Land Management and any subsequent correspondence between you and the Bureau of Land Management.

Anticipated Cash Requirements, page 36 and Cash Flows, page 48

7.   We note the discussion on page 36 that over the next twelve months you anticipate the minimum cash requirements for funding your proposed exploration and development program and your continued operations will be approximately $5.3 million. We also note that you had cash reserves in the amount of approximately $4 million at April 30, 2009. Please revise to disclose specific plans to raise the funding necessary for your anticipated plan of operations and the impact if you are unable to raise this funding.

Weakness in Internal Control over Financial Reporting, page 40

8.   We note your discussion on page 40 that you determined that the control deficiency which resulted in the restatements was management's failure to consult an outside expert regarding the initial accounting for certain complex transactions. Please tell us how you determined that this was the control deficiency which represented the material weaknesses in internal control over financial reporting. Please refer to Rule 1.02 of Regulation S-X and PCAOB Standard No. 5.

9.   We note your reference on page 41 to your auditor's report regarding your internal control over financial reporting. Please tell us how you have concluded that investors can evaluate the significance of that disclosure without disclosure of what the report says. Also, note Rule 436.

Operating Expenses, page 42

10.   Please expand your disclosure in response to prior comment 5 to clarify whether the payment to Cupit, Milligan was provided for any services provided by your CFO and whether Mr. Williams directly or indirectly received any of the payment.

Clarkdale Slag Project, page 56

11.   We note your response to prior comment 8. It is unclear where you addressed the last sentence which we reissue. Tell us about each of the owners of the slag pile since it was created and what you know about why their efforts to extract metals

from the slag were not pursued.

12.   Refer to the second paragraph on page 57. Please provide us copies of each of the reports identified in this section clearly marking where they conclude that "precious metals existed in potentially economic quantities."

13.   Refer to the first paragraph on page 58. With a view toward clarified disclosure, please tell us:
   • whether your operating results to date confirm the results of the tests mentioned in the second paragraph on page 57 regarding economic feasibility;
   • why you need a third party to confirm your own operating results;
   • when you engaged the third party to confirm your operating results and when you expect the confirmation to be complete;
   • whether the third-party test to analyze your operating results will address economic feasibility of the project; and
   • the price of gold and silver on which you base economic feasibility determinations.

Clarkdale Slag Project, page 68

14.   With a view toward clarified disclosure regarding the $6,000,000 additional funds mentioned here and elsewhere in your document, please tell us whether that figure includes the $3,500,000 and $1,200,000 mentioned in the last paragraph on page 69. Also, given the last sentence eon page 69, please disclose this issue as a separate risk factor.

Management, page 81

15.   We note your response to prior comment 12. Please provide us all information required by Regulation S-K Item 401(c) as if Dr. Charles Ager were a significant employee. Also, provide us your analysis of how the nature of Dr. Ager's role with Searchlight would not require disclosure of this information.

Related-Party Transactions Policy, page 86

16.   Regarding your response to prior comment 22:

   • Please reconcile the "known by us" qualifier in your first bullet list with Item 404 on which you appear to say the definition is based.
   • Please clarify how the factors mentioned on page 87 and 88 are applied. For example, will every transaction that would impair independence be rejected?

Compliance with Section 16, page 89

17.   Regarding your response to prior comment 7:

- We note your disclosure that Nanominerals remains delinquent. Therefore, we reissue the first bullet point of the prior comment;
- Your response to the second bullet point of the prior comment does not appear to address all of the securities issued in the transaction; therefore, we reissue that bullet point.

18.   Regarding each event of non-compliance that you mention here, please tell us the date of the transaction that was not reported, the nature of the transaction, the number of securities involved in the transaction, the consideration involved, and the date that the corrected form was filed. Also tell us the date of the Section 16 report that you believe reflects the current securities ownership of your affiliates.

Executive Compensation, page 89

Compensation Analysis and Discussion, page 89

2008 Executive Officer Compensation Components, page 91

19.   Please expand your disclosure in response to prior comments 18 and 19 to clarify how the factors you cite generated the specific percentage increase for each individual. Also, address each of the questions in prior comment 19.

Tax and Accounting Treatment of Compensation, page 93

20.   We note your response to prior comment 21 and reissue it. Please revise to explain clearly how the selected tax issues you present here affect your compensation programs and decisions given your disclosure regarding the types and levels of your executives' compensation.   For example, which of your programs are subject to Section 409A and what have you done to structure those programs accordingly?

Certain Relationships and Related Transactions, page 98

21.   Please clarify when your current policy for reviewing and approving related-party transactions was instituted. Further, clarify, where true, that the historic transactions described in this section were not subject to similar procedures.

22.   We note your response to prior comment 23 and reissue it. Please provide the table requested, addressing all applicable transactions, including those involving Mr. Matheson.

Financial Statements, page F-1

23.   Please update the financial statements as required by Rule 3-12 of Regulation S-X.

24.   We note that you continue to label the 2006 and 2007 financial statements as restated. Please tell us why you no longer continue to label the inception to date information as restated.

Report of Independent Registered Public Accounting Firm, page F-2

25.   We note that you have included the inception to date information on the statements of operations, stockholders' equity and cash flows as required by SFAS 7, but that the audit report does not opine on this information. Additionally, we note that this information was audited in Amendment No. 6 to your Form S-1. Please explain to us why you are no longer providing an audit report on the inception to date information.

Note 1. Impairment of Long-Lived Assets, page F-14

Note 4. Mineral Properties, page F-24

26.   We note your response to comment 29. Please tell us how the assumptions and expectations that were used to value the Searchlight Gold Project at the date of acquisition were impacted by the delay resulting from the BLM decision. In addition, we note that your new plan of operations is to "continue to pursue the permits to drill on the project area and forgo the 36-acre pit until a later date." Please tell us how this change in your plans impacts the initial valuation of this property and your original proposed milestones, such as those discussed on page 44 of the Form SB-2 filed June 15, 2007.

27.   In addition, please tell us how you have complied with the requirements of paragraph 8.c. of SFAS 144 and the reason that you do not believe that the delay resulting from the BLM decision would represent a significant adverse change in legal factors or the business climate, or an adverse action by a regulator that could impact the value of the long-lived asset.

Note 7. Stockholders' Equity, page F-28

28.   We note that on December 29, 2008 you amended the terms of the private
        placement warrants to extend the expiration date and to decrease the exercise
        price. Please revise to disclose how you accounted for these modifications, citing
        applicable accounting literature.

Note 8. Stock Option Plan and Warrants, page F-36

29.   We note from your disclosures that you utilize the Binomial Lattice option pricing
        model to determine the fair value of your stock options. Please revise to explain
        how you determined the assumptions utilized in these models for the expected
        life. Refer to the guidance in paragraphs A240-242 of SFAS 123(R) and SAB
        Topic 14.

Item 15. Recent Sales of Unregistered Securities, page II-3

30.   Please reconcile the number of shares issued as director compensation in fiscal
        2008 as disclosed in this section and in your Consolidated Statement of
        Stockholders' Equity.

Undertakings, page II-11

31.   To clarify the statements make in your undertakings numbered (4)(i) and 4(iii),
        please include the clauses that introduce those undertakings in Regulation S-K
        Item 512(a).

Form 10-KSB for Fiscal Year Ended December 31, 2007

Item 8A(T). Controls and Procedures, page 51

32.   We note your response to comment number 35. In light of the internal control
        deficiencies, weaknesses and restatements please tell us whether you will
        continue to conclude that disclosure controls and procedures continue to be
        effective in your amendment to Form 10-KSB for Fiscal Year Ended December
        31, 2007. We also reference you discussion on page 41 of your Form S-1 filed
        May 7, 2009 of the weaknesses in disclosures controls and procedures. If you
        continue to conclude that disclosure controls and procedures are still effective
        please provide a basis for your conclusion.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 14. Principal Accountant Fees and Services, page 117

33.   Please tell us what is included in all other fees for fiscal 2008.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lynn Dicker at (202) 551-3616 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc.   Jeffrey P. Berg
       VIA TELEFAX (310) 820-8859